TERYL RESOURCES CORP.
#1103, 11871 Horseshoe Way
Richmond, BC V7A 5H5

INFORMATION CIRCULAR
(As at December 12th, 2002 except as indicated)

MANAGEMENT SOLICITATION

This information circular is furnished in connection with the solicitation of proxies by the management of TERYL RESOURCES CORP. (the "Company") for use at the annual general meeting (the "Meeting") of the Company to be held at The River Club, 11111 Horseshoe Way, Richmond, B.C., V7A 4Y1, on Wednesday, the 22nd day of January, 2003 at the hour of 10:00 o'clock in the forenoon (Vancouver time). The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXIES

The persons named in the enclosed Instrument of Proxy are directors and officers of the Company. A shareholder wishing to appoint some other person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the accompanying Instrument of Proxy has the right to do so, either by inserting such person's name in the blank space provided in the Instrument of Proxy and striking out the two printed names, or by completing another Instrument of Proxy. A proxy will not be valid unless the completed Instrument of Proxy is deposited with Computershare Trust Company of Canada, at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting, in default of which the Instrument of Proxy shall not be treated as valid.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is note required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided above; or

(b)

more typically, by given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing, or if the Company is a corporation, by a duly authorized officer of attorney of the corporation, and deposited at the Company, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned, any reconvening thereof, or with the Chairman of the Meeting at the scheduled commencement of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his shares as if no proxy had been given. Only registered shareholders have the right to revoke a proxy. Non-registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING OF PROXIES

All shares represented at the Meeting by properly executed proxies will be voted on any poll that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the shares represented by the proxy will be voted in accordance with such specification.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed Instrument of Proxy confers discretionary authority upon the management designees or other persons named as proxy with respect to amendments to or variations of matters identified in the Notice of Annual General Meeting and any other matters which may properly come before the Meeting. At the time of printing of this Information Circular, the management of the Company knows of no such amendment, variation or the matter.

RECORD DATE

The Board of Directors of the Company have fixed the close of business on the 12th day of December, 2002 as the record date (the "Record Date") for the determination of shareholders entitled to notice of the annual general meeting of shareholders. Only shareholders of the Company of record as at the Record Date are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests at least 10 days prior to the Meeting that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 105,000,000 shares, divided into 100,000,000 common shares without par value and 5,000,000 preferred shares with a par value of $1.00 each. 23,533,238 common shares are currently issued and outstanding.

Only the holders of common shares are entitled to vote at the Meeting and the holders of common shares are entitled to one vote for each common share held. Holders of common shares of record on December 12, 2002 will be entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following persons beneficially own shares carrying more than 10% of the voting rights attached to all shares of the Company:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
Susanne M. Robertson	5,284,283 (1)	21.54%
John G. Robertson	3,626,064 (2)	14.78%

(1)

Of the 5,284,283 common shares owned by Susanne Robertson, 706,500 common shares are held directly and the balance of 4,577,783 common shares are held by SMR Investments Ltd., a private company wholly-owned by Susanne M. Robertson.

(2)

Of the 3,626,064 common shares owned by John G. Robertson, 1,752,064 common shares are held directly and the balance of 1,874,000 common shares are held by Access Information Services Inc., a private company wholly-owned by The Robertson Family Trust.

As of December 12, 2002, the directors and senior officers as a group owned beneficially directly and indirectly, 6,451,783 common shares of the Company, representing 26.30% of the presently issued and outstanding common shares of the Company.

ADVANCE NOTICE OF MEETING

The Advance Notice of the Meeting inviting nominations for directors of the Company as required by Section 111 of the Company Act (British Columbia) and was published in The Province newspaper, Vancouver, British Columbia on November 27, 2002.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation of Executive Officers and Directors

The Company has two executive officers and four directors. (In this Information Circular, “Executive Officer” means an individual who at any time during the year was the Chairman of the Board, the Vice

Chairman of the Board, the President of the Company, a Vice-President of the Company or an officer of the Company or any person who performed a policy making function in respect of the Company). The aggregate cash compensation (including salaries, fees, directors' fees, commissions, bonuses paid/accrued for services rendered during the fiscal year ended May 31, 2002, and any compensation other than bonuses earned during the fiscal year ended May 31, 2001 the payment of which was deferred) paid to such Executive Officers by the Company and its subsidiaries for services rendered during the fiscal year ended May 31, 2002 was $30,000 ($30,000 in 2001). This was accrued as a management fee to SMR Investments Ltd., a company controlled by Susanne Robertson, a director of the Company. Other than as herein set forth, the Company did not pay any additional compensation to its Executive Officers (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees).

Incentive Share Option Plan

In accordance with Policy 4.4 of the TSX Venture Exchange Inc. (the “TSX” or “Exchange”), the directors of the Company have adopted the Teryl Resources Corp. 2002 Stock Option Plan (the “Plan” or the “2002 Plan”), subject to shareholder and Exchange approval. Under the amended rules of the TSX, all corporations listed on the TSX wishing to grant stock options to directors, officers, employees or consultants are required to adopt a form of stock option plan. The Company has adopted a type of plan under which options may be granted for a number of shares up to 10% of the issued and outstanding shares of the Company from time to time. As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Company, the Plan is considered to be a “rolling” stock option plan. This “rolling” plan requires Shareholder approval annually.

The purpose of the Plan is to attract, retain and motivate “eligible persons” to the Company and to advance the interests of the Company by providing such persons with the opportunity to acquire an increased proprietary interest in the Company. An “eligible person” is defined in the Plan generally as any director, officer, employee (full or part-time) or consultant engaged to provide ongoing management or consulting services for the Company or any subsidiary thereof.

A copy of the Plan will be available at the Meeting for review by the shareholders at the Meeting.

Summary of the Plan

The following is a summary of the principal terms of the Plan, which is subject to approval by the TSX Venture Exchange:

1.	the option is non-assignable and non-transferable other than by will or the laws of descent and distribution;

2.

for stock options granted to employees or other service providers, the Company is required to represent that the proposed optionee is a bona fide employee or service provider, as the case may be, of the Company or of any of its affiliates;

3.

if an optionee ceases to be employed by the Company (other than the result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company any option held by such optionee may be exercised within 90 days after the date such optionees ceases to be employed as an officer or director or, as the case may be, or within 30 days if the optionee is engaged in investor relations activities and ceases to be employed to provide investor relations activities;

4.

in the event of the death of an optionee, the optionee’s heirs or administrators may exercise any portion of the outstanding option up to a period of one year from the date of the optionee’s death or the termination date of the option, whichever is earlier;

5.	the term of an option cannot exceed five years from the date of grant;

6.	the options will be vested on a basis to be determined by the directors and may be vested immediately upon granting;

7.

the maximum number of common shares that may be granted to an optionee within any 12 month period, may not, unless otherwise approved by a majority of disinterested shareholders, exceed 5% of the issued common shares at the time of grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to such person under any option to purchase common shares from treasury granted as a compensation or incentive mechanism. Any common shares subject to a share option which for reason is cancelled or terminated without having been exercised shall again be available for grant under the 2002 Plan;

8.

the aggregate number of options granted to an optionee employed to provide investor relations activities shall not exceed 2% of the issued shares of the Company in any 12 month period, calculated at the date the option was granted;

9.	options granted to consultants performing investor relations activities must vest in stages over 12 months with no more than ¼ of the options vesting in any three month period;

10.

the total number of common shares reserved for issuance to Insiders, within a one-year period, may not exceed 10% of the issued common shares at the time of grant unless disinterested shareholder approval is obtained;

11.	disinterested shareholder approval must be obtained for any reduction in the exercise price if the Optionee is an insider of the Company at the time of the proposed amendment;

12.

the minimum exercise price of an incentive stock option must not be less than the Discounted Market Price, as defined by Policy 1.1 of the TSX Venture Exchange. If the Company does not fix the price of the option by way of news release, the Discounted Market Price is the last closing price of the Company’s shares before the date of the stock option grant, less the applicable discount;

13.	upon a change of control, all options shall vest;

14.

the grant issuance to any one optionee, within any 12 month period, of options to purchase a number of common shares may not exceed 5% of the issued common shares at the time of grant, unless otherwise approved by a majority of disinterested shareholders; and

15.	the issuance to any consultant, within a one-year period, of a number of shares may not exceed 2% of the issued common shares.

Other

Except as set out below, the Company has not paid any other compensation to any of its Executive Officers, Director or Employees in its most recently completed financial year.

Summary Compensation Table

The Name Executive Officers of the Company are defined as follows:

(a)	the Chief Executive Officer or the President of the Company, despite the amount of compensation paid to that individual;

(b)

each of the Company's four highly compensated Executive Officers, other than the Chief Executive Officer, who are serving as Executive Officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $100,000.00; and

(c)

any additional individual for whom disclosure would have been provided under (b) but for the fact the individual was not serving as an Executive Officer of the Company at the end of the most recently completed financial year.

The following table provides a summary of compensation earned during the fiscal year ended May 31, 2002 by the only Named Executive Officer of the Company, the President. There are no other executive officers whose combined salary and bonus exceeds $100,000.00.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Granted under Options (1) / SARS (2) Granted #	Restricted Shares or Restricted Share Units ($)	LTIP (3) Payouts ($)	All Other Compensation ($)
John G. Robertson, President	2002	Nil	Nil	$30,000.00 (4)	Nil(5) / Nil	Nil	Nil	Nil
John G. Robertson, President	2001	Nil	Nil	$30,000.00 (4)	1,000,000 (5) / Nil	Nil	Nil	Nil
John G. Robertson, President	2000	Nil	Nil	$30,000.00 (4)	Nil / Nil	Nil	Nil	Nil

(1)	Number of stock options granted during the fiscal year reported. During fiscal 2000, Mr. Robertson held 600,000 options exercisable at $0.17 which expired on February 16, 2000.

(2)

"SARS" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(3)

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(4)	John Robertson is a director and Susanne Robertson is the sole shareholder of SMR Investments Ltd., which accrued $2,500 per month from the Company for management services provided to the Company.

(5)	On April 22, 2002, options granted to Mr. Robertson were repriced to $0.15 per share and extended to expire April 22, 2007

Incentive Plans

(a)        Long-term Incentive Plan Awards

During the most recently completed financial year, the Company did not grant any long-term incentive plan awards to any of its Executive Officers, Directors or Employees.

(b)        Stock Options

The following sets forth details of individual grants of options to purchase or acquire securities of the Issuer or any of its subsidiaries made during the financial year ended May 31, 2002, to each of the Named Executive Officers and the directors of the Issuer. Options include all stock options, share purchase warrants and rights granted by the Issuer or its subsidiaries as compensation for services rendered or otherwise in connection with office or employment. Note that the Company has no plan for any of its Executive Officers, Directors or Employees involving stock appreciation rights (SAR's@).

Option/SAR Grants

Name	Securities Under Option/SARS Granted (#)	% of Total Options/SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security) (2)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
John G. Robertson, President, Director and CEO	Nil (1)(4)	nil% (1)(2) (3)	n/a(2)(4)	$n/a(1)	(1)(4)
Directors who are not Named Executive Officers	25,000	50% (2) (3)	$0.15(2)	$0.13	April 22, 2007

(1)	There were no options granted to the Named Executive Officer of the Company during the year ended May 31, 2002.
(2)	All options were repriced to $0.15 on April 22, 2002 and extended to expire April 22, 2007; accordingly, 100% of the options granted during the year were to employees.
(3)	During the fiscal year ended May 31, 2002 100,000 additional stock options were granted
(4)	On April 22, 2002, 1,000,000 options previously granted to Mr. Robertson were repriced to $0.15 per share and extended to expire April 22, 2007

Management proposes to seek shareholder approval of the exercise of stock options previously granted to insiders and the granting and exercise of incentive stock options (options may have special rights attached) which may be granted during the ensuing year to directors, officers and employees of the Company at prices and in amounts determined by the directors, including any amendments thereto, in accordance with the policies of the TSX Venture Exchange.

Retirement and Pension Plans

The Issuer has no retirement plans or pension plans for any of its Named Executive Officers, Directors or Employees.

Employment Contracts and Termination of Employment

There are no employment agreements or other compensating plans or arrangements with regard to any of the Named Executive Officers which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of the Issuer or from a change in a Named Executive Officer's responsibilities following a change in control.

Composition of Compensation Committee

At the present time the Issuer does not have a Compensation Committee. All decisions involving compensation issues are made by the Board of Directors of the Issuer.

Report on Executive Compensation

The Board of Directors, when performing equivalent functions of a Compensation Committee, base their decisions on very simplistic policies.

When deciding the method and amount of compensation, the Board of Directors base their decision on the following criteria and factors:

1.	level of services, expertise, business contacts and skills provided to the Company;
2.	degree of involvement and participation in the day to day operations of the Company;
3.	amount of finances available to the Company; and
4.	amount of outstanding options already granted.

At this time there is no relationship between corporate performance and executive compensation.

Compensation of Directors

During the most recently completed financial year, the Company paid no cash compensation (including salaries, fees, directors’ fees, commissions, bonuses paid for services rendered during the most recently completed fiscal year, bonuses paid during the most recently completed fiscal year for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed fiscal year the payment of which was deferred) to the Directors for services rendered.

Executive Officers of the Company, who also act as Directors of the Company, do not receive any additional compensation for services rendered in such capacity other than as paid by the Company to such Executive Officers in their capacity as Executive Officers (see “Compensation of Executive Officers”).

MANAGEMENT CONTRACTS

The Company entered into a Management Agreement with SMR Investments Ltd. for the provision of management and administrative services. Pursuant to the Management Agreement, SMR Investments Ltd. provides management and administrative services to the Company, and is in a unique position to service the promotion, marketing, investment and business management needs of the Company, for which the Company pays the sum of $2,500 per month. The Management Agreement also provides that the manager will be reimbursed for all reasonable out-of-pocket expenses. Susanne Robertson, a director of the Company, is the sole shareholder of SMR Investments Ltd. and John Robertson, President and a director of the Company is a director of SMR Investments Ltd. During the last fiscal year of the Company, the sum of $30,000 was accrued as a management fee to SMR Investments Ltd. The sum of $6,000 was paid as rent to the same company.

There are no other management contracts in existence at this time which the Company is a party other than the Management Agreement mentioned above.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company or its subsidiaries, other than routine indebtedness, at any time since the beginning of the last completed financial year of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There was no material interest, direct or indirect, of directors and officers of the Company, any shareholder who beneficially owns more than 10% of the common shares of the Company, or any known associate or affiliate of these persons in any transactions since the commencement of the Company's last completed fiscal year end in any proposed transaction which has materially affected or would materially affect the Company.

DIVIDEND RECORD AND POLICY

The Company has not paid any dividends to date and does not intend to pay dividends in the foreseeable future.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is June Fitzmartyn, Chartered Accountant, of #590, 2600 Granville Street, Vancouver, British Columbia, V6H 3V3.

Computershare Trust Company of Canada is the transfer agent and registrar for the common shares of the Company at its principal offices in Vancouver, British Columbia.

PARTICULARS OF MATTERS TO BE ACTED UPON

Financial Statements

The audited financial statements of the Company for the fiscal years ended May 31, 2002 and 2001, and the audited financial statements for the three months ended August 30, 2002, have been approved by the Company's audit committee and Board of Directors and are enclosed with this Information Circular and will be placed before the Meeting for acceptance by the shareholders.

Appointment of Auditor

At the meeting the shareholders will be asked to appoint an auditor to serve until the close of the next annual meeting of the shareholders of the Company and to authorize the directors to fix their remuneration.

The Board of Directors of the Company recommends that the members re-appoint June Fitzmartyn, Chartered Accountant, as auditor of the Company to hold office until the close of the next annual meeting at a remuneration to be fixed by the directors of the Company.

Unless other specified, the persons named in the enclosed form of proxy will vote for the appointment of June Fitzmartyn, Chartered Accountant, Vancouver, British Columbia, as auditor of the Company to hold office until the next annual general meeting of shareholders or until her successor is appointed and to authorize the directors to fix her remuneration.

ELECTION OF DIRECTORS

It is proposed that the following persons will be nominated at the Meeting. It is the intention of the management designees, if named as proxyholder, to vote for the election of said persons to the Board of Directors unless otherwise directed. Each director elected will hold office until the next annual meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Company Act (British Columbia). The following information relating to the nominees as directors is based partly on the Company's records and partly on information received by the Company from the said nominees and sets forth the name of each of the persons proposed to be nominated for election as a director, his principal occupation at present, all other positions and offices in the Company held by him, the date upon which he was first elected a director, and the approximate number of shares of the Company that he has advised the Company are beneficially owned by him, directly or indirectly.

Management of the Company proposes that the number of directors for the Company remains at four (4) for the ensuing year subject to such increases as may be permitted by the Articles of the Company.

Name, Municipality of Residence and Principal Occupation for the Past Five Years	Positions Held with Company	Year Became a Director	Voting Shares Beneficially Owned as at Date Hereof	Percentage of Issued Voting Shares (2)
John George Robertson * Richmond, B.C. President and Director of the Company since 1986; President of Reg Technologies since 1984; of SMR Investments Ltd. since 1979, of Rand Energy Group Inc. since 1993, of Access Information Services Inc. since 1993, Chairman of the Board and President of LinuxWizardry Systems, Inc., of REGI U.S., Inc., of IAS Communications, Inc., of Information-Highway.com, Inc. since 1995.	President, Secretary, Chief Financial Officer and Director	Oct. 25, 1985	1,752,064 common shares (directly) 1,874,000 common shares (indirectly)	14.78%
Jennifer Lorette Richmond, B.C. Director and Vice President of the Company since 2001; Vice President of Administration and Secretary of Reg Technologies Inc. since 1994 and a director and Secretary of the Reg Technologies Inc. since 2001; Director, Vice President and Secretary of LinuxWizardry Systems, Inc., Vice President of REGI U.S., Inc. Secretary and director of Information Highway.com, Inc.; and Secretary of IAS Communications, Inc.	Vice President and Director	February 20, 2001	78,750 common shares	0.32%
Susanne Robertson * Richmond, B.C. Businesswoman; Director of the Company, Director of SMR Investments Ltd., Director of LinuxWizardry Systems, Inc.; and Director of Reg Technologies Inc.	Director	Sept. 12, 1990	706,500 common shares (directly) 4,577,783 common shares (indirectly)	21.54%

Name, Municipality of Residence and Principal Occupation for the Past Five Years	Positions Held with Company	Year Became a Director	Voting Shares Beneficially Owned as at Date Hereof	Percentage of Issued Voting Shares (2)
Monique Van Oord North Vancouver, BC Director of the Issuer since October, 2002. Administrator for several public companies from 2002 to date; Counsellor with Magdeline Society between 2001 and 2002; Accounts Manager with Information Highway between 1999 and 2001; attendance at training institute specializing in Business and Computers between 1998 and 1999.	Director	2002	Nil	0%

(*)	Audit Committee
(2)	Number of common shares beneficially owned by nominees (directly or indirectly, or over which control or direction is exercised) are based on information furnished to the Company by the nominees.

Approval of Stock Option Plan

In accordance with the policies of the TSX Venture Exchange, a listed company must obtain the approval of both the Exchange and a majority of its shareholders as to the adoption of any stock option plan (refer to section “Incentive Share Option Plan” above which sets out a summary of the Plan).

Recommendation

The Company is of the view that the 2002 Plan provides the Company with the flexibility necessary to attract and maintain the services of senior executives and other employees in competition with other businesses in the industry. Directors shall also have the authority to amend the 2002 Plan to reduce the benefits to its participants if in their discretion it is necessary or advisable in order to obtain any necessary regulatory approvals. If shareholders do not approve the 2002 Plan, the Company will grant options on a case by case basis with each option subject to specific regulatory approval.

Shareholders will be asked to ratify, confirm and approve the adoption of the 2002 Plan, and the existing stock options previously granted. The affirmative vote of a majority of the votes cast in respect thereof is required in order to pass such resolution, which is attached hereto as Exhibit “A”.

Disinterested Shareholder Approval

In addition to the general approval described above, the Exchange requires companies to obtain approval of a majority of their disinterested shareholders for “share compensation plans” which, together with all of a company’s previously established or proposed stock option grants, could result at any time in the Company decreasing the exercise price of stock options previously granted to insiders.

“Disinterested Shareholder approval” requires a majority of the votes attaching to shares voted at the Meeting excluding those attaching to shares held by persons with an interest in the subject matter of the resolution. Votes attaching to securities beneficially owned by interested parties may not be voted in respect of resolutions requiring approval by the Company’s disinterested Shareholders. To management’s knowledge, as of December 12, 2002, a total of 6,451,783 shares of the Company, representing 26.30% of the presently issued and outstanding common shares of the Company, are held by insiders of the Company to whom options may be granted under the 2002 Plan which shares will not be eligible to be voted for the purposes of approving the 2002 Plan.

Accordingly, at the Meeting, the “disinterested” shareholders will be asked to consider and if thought fit, ratify, adopt, confirm and approve the adoption of the 2002 Plan, the existing stock options previously granted, and the downward repricing of options granted to insiders. The affirmative vote of a majority of the votes cast in respect thereof is required in order to pass such resolution, which is attached hereto as Exhibit “B”.

Change of Name

Management of the Company has determined that it is in the best interest of the Company to change its name to a name more closely related to the business of the Company.

Accordingly the members will be asked to pass the following special resolution:

“RESOLVED, as a special resolution, that, at the discretion of the board of directors of the Company, the name of the Company be changed to Teryl Gold Inc. or such other similar name as may be acceptable to the directors of the Company in their discretion and the Registrar of Companies and that the Memorandum of the Company be altered accordingly.”

Pursuant to the Company Act (British Columbia), the change of name requires the approval of the members of the Company by a special resolution, being “a resolution passed by a majority of not less than 3/4 of the votes cast by those members of a company who, being entitled to do so, vote in person or by proxy at a general meeting of the company...”.

Additional Equity Issuances

Management of the Company has determined that current market conditions are such that it may be in the best interest of the Company to undertake further equity issuances. The additional funds raised by such equity issuances would be used to pursue and fund the ongoing business opportunities currently available to the Company and as general working capital.

Accordingly, the shareholders will be asked to pass an ordinary resolution allowing the Company’s directors to cause the Company to enter into future public offerings, private placements, debt settlements, property acquisitions or other transactions, which, if consummated, may result in the issuance of shares in an amount greater than 20% of the Company’s issued share capital, or where the financing or acquisition would or may result in an effective change in control of the Company or the creation of a control block. Save as disclosed herein, management does not have present arrangements or understandings to issued these shares, however, it is the policy of the TXE Venture Exchange that the shareholders of the Company are required to approve a private placement (including warrants granted as part of such placement) and certain acquisitions for shares if the number of shares to be issued to one placee or vendor, or to a group of placees or vendors who intend to vote their shares as a group, is equal to or greater than 20% of the number of the Company’s shares outstanding after giving effect to the issuance of the private placement shares (including the exercise of any warrants). In addition, shareholder approval is required if the private placement or other transaction may result in or is part of a transaction involving a change in the effective control of the Company or the creation of a control block.

Management considers that it is in the best interests of the Company to obtain a blanket authorization from the shareholders for additional private placement and/or other transactions to be entered into during the next 12 months. Blanket approval may obviate the necessity of obtaining shareholder approval for each specific private placement, thereby reducing the time required to obtain regulatory approval therefore and decreasing the Company’s administrative costs relating to such private placement.

Particulars of Other Matters to be Acted Upon

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

DATED at Richmond, British Columbia, this 18th day of December, 2002.

By Order of the Board of
TERYL RESOURCES CORP.

“John G. Robertson”
JOHN ROBERTSON,
President

EXHIBIT “A”

RESOLUTION APPROVING THE COMPANY’S 2002 STOCK OPTION PLAN

“BE IT RESOLVED, that:

1.

the adoption of the Company’s 2002 Stock Option Plan, in substantially the form presented for review at the Annual General Meeting of Shareholders (the “Plan”) be and the same is hereby ratified, adopted, confirmed and approved;

2.	the Company be authorized to grant stock options for up to 10% of the common shares of the Company outstanding from time to time pursuant and subject to the terms and conditions of the Plan;

3.

the previously existing stock options granted to directors, officers, employees and consultants of the Company be ratified; all existing stock options shall become subject to the provisions of the Plan upon adoption by the Company;

4.

The Board of Directors be authorized on behalf of the Company to do all such further acts as are required to be done and make any amendments or revisions to the Plan as may be required by regulatory authorities, without further approval of the Shareholders of the Company, in order to ensure adoption of the Plan; and

5.

and one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give the effect to this resolution.”

The discretionary authority granted by the enclosed proxy will be used by management to approve any amendments to the above resolution acceptable to it.

EXHIBIT “B”

RESOLUTION APPROVING THE COMPANY’S 2002 STOCK OPTION PLAN BY DISINTERESTED SHAREHOLDERS

“BE IT RESOLVED, that:

1.

the stock options granted to Insiders, as that term is defined by the TSX Venture Exchange, under the Company’s 2002 Stock Option Plan, in substantially the form presented for review at the Annual General Meeting of Shareholders (the “Plan”), be ratified, adopted, confirmed and approved;

2.	all existing stock options granted to Insiders shall become subject to the provisions of the Plan upon adoption by the Company;

3.	any reduction in exercise price of any option granted to an Insider be ratified and or approved;

4.

and one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give the effect to this resolution.”

The discretionary authority granted by the enclosed proxy will be used by management to approve any amendments to the above resolution acceptable to it.

December 18, 2002

DIRECTORS’ REPORT

Dear Shareholders:

The Company’s 2002 annual general meeting has been scheduled for Wednesday, January 22, 2003 at 10:00 a.m. at The River Club, 11111 Horseshoe Way, Richmond, BC. Accompanying this letter is the Company's Information Circular and audited financial statements which are being furnished to you for the shareholders meeting.

The following is a Progress Report on the Company from the date of its last annual meeting, held on November 22, 2001:

By way of news release dated January 18, 2002, the Company announced that that a budget for the 2002 Gil Venture Exploration Program of $985,931 U.S. for exploration on the Gil claims in the Fairbanks Mining District has been received from our joint venture partner Kinross Gold Corporation (Symbol TSE: K; Amex: KGC).

The following primary goals of the program are as follows:

Previous drilling in the North Gil have encountered several high grade quartz vein intercepts. A minimum of three core holes, targeting depths greater than 1000 feet, are proposed to test for more high grade intercepts and confirm continuity of grade.

Detailed mineralogical and petrographic research, soil geochemistry, and ground gravity geophysics suggest that upper Slippery Creek is a very good target for an intrusive hosted gold deposit. Two to three pre-collared 1000 foot core holes are planned to test this target.

The intersection of two strongly mineralized trends, the Main and North Gil, create an intriguing target and will be tested with shallow to moderate reverse circulation drilling. Dozer trenching will also be used where overburden thickness is not excessive.

Trenching and drilling on the Sourdough Ridge prospect revealed calc-silicate mineralization similar to that of the Main Gil. High angle east-west veins also bear strong resemblance to those found above the Fort Knox ore body. Reverse circulation drill holes along with dozer trenching will be used to explore the Sourdough Ridge target.

The remainder of the budget will be used to test other gold-in-soil anomalies, such as upper All Gold Creek and middle Lohr Creek.

The Main and North Gil zones are reported to contain an estimated mineral resource of 10.7 million tons of 0.04 opt of gold totaling over 400,000 ounces (see February 14, 2000 news release for details). The Gil claims are adjacent to the producing Fort Knox mine which is owned by our joint venture partner Kinross Gold Corporation. Teryl Resources owns a 20% working interest and Kinross Gold owns an 80% working interest in the Gil joint venture property.

By way of news release dated March 5, 2002, the Company announced that it had entered into a joint venture agreement with LinuxWizardry Systems, Inc. whereby the Company can earn a 50% interest in the Fish Creek Claims by expending US$500,000 over a three-year period on the Property and issuing 200,000 common shares of the Company to LinuxWizardry. The Company also agrees to give LinuxWizardry an option to convert its 5% net royalty interest into a 25% working interest after the Company expends the US$500,000 on the Property.

By way of news release dated June 13, 2002, the Company announced that the assays for the 2002 Gil drilling program on the first drill target have been received from Fairbanks Gold Mining Inc., a wholly owned subsidiary of Kinross Gold Corporation (TSX: K; Amex: KGC). A table displaying significant gold intercepts is located below: A table displaying significant gold intercepts is located below:

GVC02-262
From	To	Interval	Grade
(ft)	(ft)	(ft)	(opt of gold)
65	130	55	0.029
INCLUDING
65	80	15	0.095
200	210	10	0.087

GVC02-263
From	To	Intercept	Grade
(ft)	(ft)	(ft)	(opt of gold)
75	90	15	0.040
375	385	10	0.073
500	525	25	0.072
700	710	5	0.105
920	975	55	0.046
INCLUDES
970	975	5	0.368

Planned targets for later this year include the intersection of the North and Main Gil mineralized trends, the upper Slippery Creek intrusive target and the Main Gil Extension.

The Main and North Gil zones are reported to contain an estimated mineral resource of 10.7 million tons of 0.04 opt of gold totaling 428,000 ounces (see February 14, 2000 news release for details).

The Gil claims are adjacent to the producing Fort Knox deposit which is owned by our joint venture partner Kinross Gold Corporation. Teryl Resources owns a 20% working interest and Kinross Gold owns an 80% working interest in the Gil joint venture property.

On August 15, 2002, the Company announced that it had arranged a private placement of an aggregate of 1,000,000 units in the capital stock of the Company to various investors at a price of $0.10 per unit. This private placement replaced the 1,000,000 units offering at $0.12 announced on April 26, 2002. Subsequently, on October 22, 2002, the private placement was increased to 1,500,000 units at $0.10 per unit. This private placement closed December 11, 2002. Each unit consists of one common share and one non-transferable share purchase warrant (the “Warrant”). Each Warrant entitles the holder thereof to purchase an additional one common share, exercisable for a period of two years from the date of payment for the units, exercisable at a price of $0.12 in the first year with expiry dates ranging from October 22 to October 28, 2003 and $0.15 in the second year with expiry dates ranging from October 22 to October 28, 2004. The common shares forming part of the units are subject to a hold period expiring 4 months from the date of issuance for the units, which hold period expires April 11, 2003.

The $150,000.00 net private placement proceeds received by the Company will be used for the drilling program for the Gil and Westridge Claims gold prospect located in the Fairbanks, Alaska mining division and for working capital and accounts payable.

On September 17, 2002 the Company announced that a confirmation of an approved mining lease has been received. The main advantage of the Fairbanks, Alaska mining lease is that any past or future claim disputes are eliminated. This mining lease clearly delineates our 30 claims, which were previously overstaked.

The Fish Creek gold claims lie adjacent to the Gil Claims currently under a joint venture agreement with Teryl Resources Corp. and Kinross Gold, which an exploration budget of $985,000 U.S. has been approved. The joint venture Gil prospect is reported to contain drill indicated reserves of 10,700,000 tons of 0.04 ounces per ton of gold (433,000 ounces of gold).

Our Engineer has recommended to extend the Fish Creek claims previous line of forty auger drill holes and based on positive results follow up with additional reverse circulation and/or diamond drilling. The exploration program will commence immediately after the weather conditions permit.

Teryl Resources Corp. can earn a 50% interest in the Fish Creek claim prospect by expending $500,000 U.S. on the property and issuing 200,000 shares of Teryl Resources shares. LinuxWizardry Systems, Inc. will retain a 5% net royalty until $2,000,000 U.S. is received (see news release dated March 5th, 2002 for details).

Teryl Resources also agrees to give LinuxWizardry Systems, Inc. an option to convert its 5% net royalty interest into a 25% working interest after Teryl expends $500,000 on the Fish Creek claims

On November 25, 2002 the Company announced that Yale Hirsch has been appointed Vice President of Corporate Affairs for the Company. Mr. Hirsch is a stock market historian for the “Stock Trader’s Almanac,” now in its 36th annual edition. He was also the founder of the “Smart Money” and “Ground Floor” newsletters. These newsletters focused on small, undiscovered stocks, and young high growth companies with big upside potential. Both newsletters are now combined into an enlarged publication called the “Almanac Investor.” Mr. Hirsch was also granted stock options to purchase up to 200,000 common shares at a price of $0.15 per share, exercisable for a period of five years from the date of granting.

On December 10, 2002 the company announced that further to our earlier news release, the joint venture drill program with Kinross Gold (TSE: K) commenced in late September, 2002 on the Gil claims, Fairbanks, Alaska and will be completed this month. The Company will release results of the exploration program when they are received.

On December 17, 2002, the Company announced receipt from our partner Kinross Gold Corp. (TSX:K; Amex: KGC) of encouraging drilling and surface exploration results at the Gil Joint Venture property in the Fairbanks Mining District, Alaska.

Table 1: Significant results from the 2002 Gil JV drilling and trenching program. All analytical work done by ALS Chemex.

Hole / Trench	Prospect	From (ft)	To (ft)	Thick (ft)	Gold (Au) opt	Gold (Au) gpt
GVC02-267	Sourdough Ridge	95	110	15	0.490	16.80
including	Sourdough Ridge	95	105	10	0.065	2.24
and	Sourdough Ridge	105	110	5	1.340	45.94
Trench 33050	Sourdough Ridge	15	25	10	0.118	4.03
and	Sourdough Ridge	80	100	20	0.042	1.42

The 2002 final report from Kinross Gold is still pending however the following conclusions can be drawn from the drilling on the newly discovered zone on the Sourdough Ridge prospect:

A new zone of mineralization was intercepted in the Sourdough Ridge prospect and consists of 15ft of 0.49 gold opt or 16.80 grams per ton, including a 5ft section of 1.34 ounces of gold per ton (45.94 grams) with anomalous arsenic and bismuth hosted at the contact between overlying but barren cal-silicate altered metamorphic rocks in thrust-contact with underlying sericite-altered muscovite schist. There is a possibility that the high-grade zone is located where an east-west trending high angle structure intersects with the favorable thrust horizon. Drilling completed this year and in previous years suggests the mineralization continues to the northeast, according to a recent report received by Teryl Resources Corp. consultant Avalon Development.

Kinross Gold officials have informed Teryl that details of the 2003 work programs and budget recommendations will be forthcoming and additional information will be released pending receipt of the balance of assays and 2002 Gil JV Final Report.

Teryl Resources Corp. also will be releasing information concerning plans to conduct an exploration and drilling program in early January 2003 on its 100% owned Westridge property and its 50% option from LinuxWizardry Systems, Inc. (OTC BB: LNXWF) on the Fish Creek property, both in the Fairbanks District. LinuxWizardry Systems, Inc. has an option to back in for a 25% interest on the Fish Creek property after $500,000 (U.S.) is spent by Teryl Resources Corp., subject to financing, to raise a minimum of $1,000,000 early next year.

Please visit our website at www.terylresources.com We have recently added a link to a report prepared by Clif Droke who writes for Kitco.com. Kitco describes its web site as the highest accessed precious metals information site online. Mr. Droke is excited about the Company’s potential and describes the Company as an “undiscovered gold dynasty”.

Holders of common shares of record at the close of business on December 12, 2002 are eligible to vote at the January 22, 2003 annual general meeting. Please mark, sign, date and mail the accompanying proxy, whether or not you expect to attend the meeting in person. If you are a registered shareholder (ie: your shares are registered in your name, not held in broker’s name) you may revoke your proxy at the meeting should you be present and desire to vote your shares in person, and you may revoke your proxy for any reason at any time prior to the voting thereof, either by written revocation prior to the meeting or by appearing at the meeting and voting in person. Your co-operation is respectfully solicited and your continued support appreciated.

On Behalf of the Board of Directors of
TERYL RESOURCES CORP.

"John G. Robertson”

John G. Robertson,
President

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:	X	Schedule A
Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER	TERYL RESOURCES CORP.

ISSUERS ADDRESS	#1103 - 11871 HORSESHOE WAY

RICHMOND, B. C. V7A 5H5

ISSUERS TELEPHONE NUMBER	(604) 278-5996

CONTACT PERSON	JOHN ROBERTSON

CONTACT S POSITION	PRESIDENT

CONTACT S TELEPHONE NUMBER	(604) 278-5996

FOR QUARTER ENDED	AUGUST 31, 2002

DATE OF REPORT	DECEMBER 18, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

JOHN ROBERTSON	2002/12/19
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

JENNIFER LORETTE	2002/12/19
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

(Signatures for this Form should be entered in TYPED form)

TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT AUGUST 31, 2002

AND MAY 31, 2002

JUNE FITZMARTYN
CHARTERED ACCOUNTANT
#300 - 2608 GRANVILLE STREET
VANCOUVER, BC V6H 3V3

AUDITOR'S REPORT

To the Shareholders of Teryl Resources Corp., Richmond, B.C.,

          I have audited the consolidated balance sheet of Teryl Resources Corp. as at August 31, 2002, May 31, 2002 and May 31, 2001 and the consolidated statements of deficit, operations, deferred exploration and development expenditures, and cash flows for the periods then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

          I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

          In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2002, May 31, 2002 and May 31, 2001 and the results of its operations and its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, I report that, in my opinion, the principles have been applied on a basis consistent with that of the preceding year.

Vancouver, B.C.	June Fitzmartyn
December 18, 2002	CHARTERED ACCOUNTANT

TERYL RESOURCES CORP.

CONSOLIDATED BALANCE SHEET

AS AT AUGUST 31, 2002 AND MAY 31, 2002

ASSETS

	August 31,	August 31,	May 31,	May 31,
	2002	2001	2002	2001
	Audited	Unaudited	Audited	Audited
Current Assets:	$	$	$	$
Cash	-	2,871	-	897
Receivables, prepaids and deposits	31,480	2,070	33,068	14,865
Advances to related companies (Note 3)	13,754	1	1	892
	45,234	4,942	33,069	16,654
Investments (Note 4)	4,026	4,026	4,026	4,026
Office Equipment (Note 5)	4,677	5,846	4,923	6,154
Oil & Gas Interests (Note 6)	-	1,448	-	3,027
Mineral Property Interests (Note 7)	156,698	156,699	156,698	156,699
Deferred Expenditures:
Exploration and development (Note 7)	1,638,440	1,545,495	1,629,429	1,545,495
Incorporation (Note 5)	-	1,379	1,379	1,379
	1,638,440	1,546,874	1,630,808	1,546,874
	1,849,075	1,719,835	1,829,524	1,733,434

LIABILITIES AND CAPITAL LESS DEFICIT
Current Liabilities:
Cheques issued in excess of funds on deposit	1,273	-	6,840	-
Accounts payable and accrued liabilities	528,311	436,598	513,265	436,505
Estimated liability for capital taxes (Note 8)	854	862	862	862
Debenture payable (Note 9)	150,000	150,000	150,000	150,000
Advances from related parties (Note 10)	410,056	318,316	385,567	302,717
	1,090,494	905,776	1,056,534	890,084
Contingencies and Commitments (Note 11)
Share Capital: (Note 12)	6,020,427	6,020,427	6,020,427	6,020,427
Subscriptions Received (Notes 14 & 15)	186,594	146,044	158,044	146,044
Deficit	(5,448,440)	(5,352,412)	(5,405,481)	(5,323,121)
	1,849,075	1,719,835	1,829,524	1,733,434

Approved by the Directors:

John Robertson	John Robertson

Jennifer Lorette	Jennifer Lorette

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED AUGUST 31, 2002 AND YEAR ENDED MAY 31, 2002

	Three Months Ended		Years Ended
	August 31,		May 31,
	2002	2001	2002	2001
	Audited	Unaudited	Audited	Audited
Oil and Gas Operations: (Note 3)	$	$	$	$
Revenue from Oil & Gas Sales	6,282	3,687	19,510	39,875
Deduct: Oil & Gas Expenses:
Operating expenses	3,143	1,521	10,337	25,380
Amortization of well costs	-	1,579	3,027	6,621
Total Oil & Gas Expenses	3,143	3,100	13,364	32,001
Net Income (Loss) from Oil and Gas Operations	3,139	587	6,146	7,874
Mineral Claim Operations: (Note 7)
Revenue from option agreements	-	-	-	53,036
Deduct: Mineral Claim Expenses:
Exploration and development written off	-	-	2,268	25,052
Property costs written off	-	-	1	11,714
Total Mineral Claim Expenses	-	-	2 ,269	36,766
Net Income (Loss) from Mineral Claim Operations	-	-	(2,269)	16,270
Net Operating Income (Loss)	3,139	587	3,877	24,144
Other Income and Expenses:
Recovery of bad debt	-	-	26,268	-
Gain on disposal of investment (Note 4)	-	-	-	218,572
Write off of incorporation costs	(1,379)	-	-	-
Administration expenditures (Schedule A)	(44,719)	(29,878)	(112,505)	(173,873)
Other Income and Expenses	(46,098)	(29,878)	(86,237)	44,699
Net Income (Loss) for the Period	(42,959)	(29,291)	(82,360)	68,843
EARNINGS (LOSS) PER SHARE (Note 8)	(0.0019)	(0.0013)	(0.0036)	0.0030
Weighted Average Number of Shares Outstanding	23,033,238	23,033,238	23,033,238	23,033,238

CONSOLIDATED STATEMENT OF DEFICIT

Deficit - Beginning of Period	(5,405,481)	(5,323,121)	(5,323,121)	(5,391,964)

Add: Net Income (Loss) for the Period	(42,959)	(29,291)	(82,360)	68,843

Deficit - End of Period	(5,448,440)	(5,352,412)	(5,405,481)	(5,323,121)

Schedule A

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF ADMINISTRATION EXPENDITURES

FOR THE THREE MONTHS ENDED AUGUST 31, 2002 AND YEAR ENDED MAY 31, 2002

	Three Months Ended		Years Ended
	August 31,		May 31,
	2,002	2,001	2,002	2,001
	Audited	Unaudited	Audited	Audited
	$	$	$	$
Office supplies, telephone and courier	9,803	6,372	9,800	41,906
Management and directors fees (Note 13)	9,100	7,500	30,000	30,000
Publicity, promotion and investor relations	6,576	-	4,413	9,920
Debenture interest (Note 9)	3,704	3,704	14,697	14,697
Legal fees	2,927	-	1,388	2,549
Auto, travel and entertainment	2,856	-	-	-
Moving expense	2,741	-	-	-
Office rent and utilities (Note 13)	2,700	1,500	13,785	23,442
Financing fees (Note 11)	-	-	16,500	16,000
Audit, accounting and consulting	1,410	5,794	14,582	27,522
Filing fees and electronic data services	1,284	1,098	6,218	4,324
Transfer agent fees	724	409	3,273	3,524
Bank charges and other interest	339	197	970	3,637
Foreign exchange loss (gain)	332	256	(9,169)	(5,326)
Corporation capital taxes	-	2,762	4,977	2,911
Interest income	(23)	(22)	(160)	(2,742)
Amortization	246	308	1,231	1,509

Total Administration Expenses	44,719	29,878	112,505	173,873

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF DEFERRED

EXPLORATION AND DEVELOPMENT EXPENDITURES

FOR THE THREE MONTHS ENDED AUGUST 31, 2002 AND YEAR ENDED MAY 31, 2002

	Three Months Ended		Years Ended
	August 31,		May 31,
	2002	2001	2002	2001
	Audited	Unaudited	Audited	Audited

Silverknife Claims: (Joint Venture) (Note 7A)

Work assessment	-	-	2,268	2,019
Fish Creek Claims: (Joint Venture) (Note 7B)

Maps and reports	2,409	-	-	-
West Ridge Claims: (Note 7D)
Geophysical survey	-	-	500	5,242
Reports and maps	1,884	-	784	-
	1,884	-	1,284	5,242

Gil Venture: (Joint Venture) (Note 7E)
Phase II exploration - trenching and drilling	-	-	82,650	525,260
Reports and maps	4,718	-	-	-
	4,718	-	82,650	525,260
Exploration and Development for the Period	9,011	-	86,202	532,521
Exploration and Development at Beginning of Period	1,629,429	1,545,495	1,545,495	1,038,026
	1,638,440	1,545,495	1,631,697	1,570,547
Less: Exploration and development written off:
Re inactive claims	-	-	2,268	2,019

Re optioned claims	-	-	-	23,033

	-	-	2,268	25,052

Exploration and Development at End of Period	1,638,440	1,545,495	1,629,429	1,545,495

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED AUGUST 31, 2002 AND YEAR ENDED MAY 31, 2002

	Three Months Ended		Years Ended
	August 31,		May 31,
	2002	2001	2002	2001
	Audited	Unaudited	Audited	Audited
	$	$	$	$
Operating Activities:
Revenue receipts	4,794	14,150	8,291	81,432
Interest income receipts	18	11	164	2,742
Receipts from goods and services sales taxes	1,313	1,442	3,873	10,846
Increase in estimated liability for capital tax	(8)	-	-	42
Payment of debenture interest	-	-	(15,000)	(15,000)
Payments to suppliers for goods and services	(4,402)	(32,195)	(85,254)	(200,587)
Cash Flows (Used) by Operating Activities	1,715	(16,592)	(87,926)	(120,525)

Financing Activities:
Advances from (to) related parties (Notes 3 & 10)	10,736	14,708	83,741	19,666
Cash Flows from Financing Activities	10,736	14,708	83,741	19,666

Investing Activities:
Proceeds on sale of investments (Note 4)	-	-	-	236,288
Purchase of office equipment	-	-	-	(118)
Current exploration and development costs	(6,884)	-	(3,552)	(146,139)
Cash Flows from Investing Activities	(6,884)	-	(3,552)	90,031
Increase (Decrease) in Cash for the Period	5,567	1,884	(7,737)	(10,828)
Cash at Beginning of Period	(6,840)	897	897	11,725
Cash (Deficiency) at End of Period	(1,273)	2,871	(6,840)	897

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED AUGUST 31, 2002 AND YEAR ENDED MAY 31, 2002

1.	SIGNIFICANT ACCOUNTING POLICIES:

	[a]	Nature of Operations:

The Company makes expenditures on acquiring mineral properties and carries out exploration and development work thereon. It also acquires oil and gas property interests and participates in drilling wells thereon. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the development, the profitability of future production or the ability of the Company to dispose of those assets on a profitable basis. The Company's ongoing operation is dependent upon cash flow from successful operations and equity financing. These financial statements are prepared on the basis that the Company will continue to operate as a going concern.

	[b]	Historical Cost:
Assets and liabilities are carried at historical cost, less amounts written off, and are not intended to reflect present or future values.

	[c]	Fixed Assets:
The Company records its fixed assets at cost and depreciates them on the declining-balance basis at 20% per annum.

	[d]	Accounting for Oil and Gas Well Interests:
The Company capitalizes the drilling and equipment costs of its interest in specific wells, which are to be amortized or written off as follows:
(i)	If wells are productive and connected to gathering systems - wells are depreciated on the straight-line basis over their estimated productive life of seven years, from date production begins.
(ii)	If wells are believed to be productive but not connected to gathering systems (shut-in) - wells are deemed to produce for two months a year and depreciated on that basis.
(iii)	If wells are, or are believed to become, non-productive - costs are charged to expense.

[e]	Accounting for Mineral Property Interests:

The Company capitalizes its acquisition costs of mineral properties (including finders fees thereon) and the related exploration and development expenditures thereon by claim groups, or its share of costs on joint ventures, which are to be amortized as follows:

(i)	If property sold outright - costs written off entirely against proceeds.
(ii)	If property sold under option-type agreement - on basis of cash or shares received over total undiscounted amount to be received under agreement, exclusive of royalties or net profit participation.
(iii)	If property brought into production - on basis of units of production over total estimated reserves recoverable.
(iv)	If property retained, but has no proven economic reserves and is not currently being explored or developed by the Company or joint venture partner - costs written down to a nominal value.
(v)	If property abandoned - costs written off entirely.

[f]	Accounting for Administration Expenditures:
The Company expenses its administration expenditures in the current year, except for items directly attributable to mineral properties.

. . . 2

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 2
For the Three Months Ended August 31, 2002 and Year Ended May 31, 2002

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued):

	[g]	Revenue and Property Costs:

These statements reflect only Teryl's share of oil and gas revenue and expenses, although operations are conducted jointly with several parties. These statements reflect only Teryl's share of acquisition costs and expenditures on mineral property interests operated jointly with other parties.

	[h]	Foreign Exchange Translations:

The Company converts its current assets and liabilities and future payments receivable at current exchange rates, its non-current assets and liabilities at rates in effect on transaction dates, and its income and expenses at average rates of exchange for the period. Gains or losses on the transactions are reflected as administration expense.

[i]	Investments:

The Company's marketable securities are carried at cost until sold or a deemed disposition has occurred as defined under the Income Tax Act. The cost of shares sold is determined by the average cost method when less than all the shares held in one company are sold.

[j]	Capital Stock:

Capital stock issued for other than cash is recorded at values attributed by the Directors at time of issuance. Commissions and finders fees directly related to share issues are deducted in arriving at net proceeds from share capital. Flow-through share issues are reflected at actual issued prices.

2.	CONSOLIDATION INFORMATION:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Argon Investment Corporation and Teryl, Inc. Argon Investment Corporation, acquired by Teryl on January 19, 1988, is inactive. Teryl, Inc. was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests and Texas oil and gas well interests. In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and held 100% of the shares at August 31, 2002. If Teryl, Inc. issues shares to others, Teryl Resources Corp. s percentage holdings will decrease. See Note 15 re Teryl, Inc. transactions.

3.	ADVANCES TO RELATED COMPANIES consist of the following:

	August 31,	August 31,	May	May 31,
	2002	2001	2002	2001
LinuxWizardry Systems, Inc. (Note 4)	12,453	-	-	891
Information Highway.com Inc.	1,300	-	-	-
International Diamond Syndicate Ltd. (Note	1	1	1	1
	13,754	1	1	892

The advances to related companies bear no interest and have no fixed repayment terms.

. . . 3

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 3
For the Three Months Ended August 31, 2002 and Year Ended May 31, 2002

4.	INVESTMENTS consist of:

International Diamond Syndicate Ltd. (IDS) is a private company having no quoted market, in which Teryl Resources owns 40% of the issued shares. At May 31, 2000, the investment and advances to IDS were written down to $ 1 each as IDS s property has no proven economic reserves, so there is little expectation of recovery. See Note 13 re BHP Diamonds Inc. agreement.

LinuxWizardry Systems, Inc. is a public company listed on US Stock Exchanges having a market value of $ 668 Cdn. at August 31, 2002 (2001 - $ 1,227) and $ 935 Cdn. at May 31, 2002 (2001 - $ 2,998). In June, 2000, 69,900 shares were sold for $ 236,288 resulting in a gain on disposal of $ 218,572.

	August 31 and May 31,
	2002	2001
International Diamond Syndicate Ltd.:
40 shares acquired June 24, 1993	1	1
LinuxWizardry Systems Inc. :
120,000 shares acquired March 4, 1986	30,500	30,500
24,780 shares acquired February 28, 1993	6,195	6,195
(59,000) shares sold February , 2000	(14,954)	(14,954)
85,780	21,741	21,741
(69,900) shares sold June, 2000	(17,716)	(17,716)
15,880	4,025	4,025
	4,026	4,026

5.	OFFICE FURNITURE consists of:

	August 31,	August 31,	May 31,	May 31,
	2002	2001	2002	2001
Furniture and fixtures - at cost	34,932	34,932	34,932	34,932
Less: Accumulated amortization	30,255	29,086	30,009	28,778
	4,677	5,846	4,923	6,154

In accordance with Canadian general accepted accounting principles, the Company has written off entirely its incorporation costs at August 31, 2002.

6.	OIL AND GAS WELL INTERESTS:

The Company, through its subsidiary Teryl, Inc., owns 6.5% Working Interest (4.680% Net Revenue Interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% Working Interest (5.79375% Net Revenue Interest) in each of the CS- #1 and Herrmann #4 wells, and a 0.102% Working Interest in the Jancik #2 well, acquired at no cost during the August 31, 2002 quarter, located in Burleson County, Texas as follows:

Peters #1	54,103	54,103	54,103	54,103
Herrmann #4	67,141	67,141	67,141	67,141
CS-#1	107,693	107,693	107,693	107,693
Jancik #2	-	-	-	-
Total Cost of Oil & Gas Wells	228,937	228,937	228,937	228,937
Less: Accumulated amortization	228,937	227,489	228,937	225,910
Net Book Value	-	1,448	-	3,027

. . . 4

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 4
For the Three Months Ended August 31, 2002 and Year Ended May 31, 2002

7.	MINERAL PROPERTY INTERESTS consist of the following:

				Acquisition Cost
		Teryl s		August 31 and May 31,
Claim Group	Region	Interest	Ref.	2002	2001
Silverknife	Liard, BC	26.7%	A	1	1
Fish Creek	Fairbanks, Alaska	0-45%	B	-	-
Amad	Lac de Gras, NWT	0%	C	-	1
West Ridge	Dome Creek, Alaska	100%	D	116,189	116,189
Gil Venture	Dome Creek, Alaska	20%	E	31,127	31,127
Stepovich Lease	Dome Creek, Alaska	10%	F	9,381	9,381

				156,698	156,699

A.	SILVERKNIFE:

Pursuant to agreements between Reg Technologies Inc., SMR Investments Ltd., Rapitan Resources Inc., and Chevron Minerals Ltd., Teryl acquired a 30% working interest in the Silverknife mineral claims, situate in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR. The Company has written down their acquisition costs to $ 1 and has written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves.

B.	FISH CREEK:

On March 5, 2002, the Company and LinuxWizardry Systems, Inc. entered into an agreement whereby Teryl may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA by expending $ 500,000 US within three years and issuing 200,000 common shares subject to regulatory approval (See Note 14 re subsequent issuance of these shares). Linux will have a 5% net royalty interest until Teryl pays $ 500,000 US.

C.	AMAD:

On May 30, 1992, the Company and Calco Resources Inc. entered into an agreement, whereby Teryl earned a 50% interest in the Amad mineral claims, located in the Lac de Gras area of the Northwest Territories, by paying $ 40,000 cash, expending $ 250,000 on the property and issuing 150,000 shares. At May 31, 2000, Company wrote down their acquisition costs to $ 1 and wrote off their exploration and development expenditures entirely since the claims are not currently being explored and have no proven economic reserves. These claims were entirely written off at May 31, 2002 as they had lapsed.

D.	WEST RIDGE:

Pursuant to various agreements the Company, through its subsidiary Teryl, Inc., earned a 100% interest in the West Ridge (48 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA.

Pursuant to an agreement, between Kinross Gold Corporation and Teryl, Inc. dated August 1, 1999, Kinross could earn a 70% interest in the West Ridge claims by paying $ 285,000 US over five years, expending $ 1,500,000 US on work program and paying all property and assessment payments during that time. At May 31, 2000, Teryl, Inc. wrote off $ 8,367 in property costs and $ 17,186 in deferred exploration costs against the $ 37,388 ($ 25,000 US) option payment received and at May 31, 2001, wrote off $ 11,714 in property costs and $ 23,033 in deferred exploration costs against the $ 53,036 ($ 35,000 US) option payment received. On November 30, 2001, Kinross withdrew from the agreement after satisfying all current obligations. Teryl, Inc. retains its 100% interest in the claims.

. . . 5

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 5
For the Three Months Ended August 31, 2002 and Year Ended May 31, 2002

7.	MINERAL PROPERTY INTERESTS (Continued):

	E.	GIL VENTURE:

Pursuant to various agreements the Company, through its subsidiary, Teryl, Inc., acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. On May 31, 1991, the Company, its subsidiary Teryl Inc., NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims, valued at $ 150,000 US ($ 171,720 Cdn). Under the agreement Fort Knox Venture paid the Company a total of $ 143,500 US and to contributed $ 600,000 US to fund approved programs and budgets earning them an 80% participating interest in the property with Teryl, Inc. retaining a 20% participating interest. Fort Knox Venture through its operator Kinross Gold USA, Inc., has been doing exploration and development work on this property during the 2001 and 2002 years and expects to go into production in the next few years. This has resulted in Teryl, Inc. being required to pay its 20% share of expenses, which amounted to $ 82,650 ($ 53,340 US) in the May, 2002 year and $ 525,260 ($ 333,817 US) in the May, 2001 year. Further cash calls are expected for the 2003 year.

	F.	STEPOVICH LEASE:

On September 28, 1990, the Company through its subsidiary Teryl, Inc., granted an option to Fort Knox Venture to acquire all of their interest in the Stepovich lease, except for a 10% Net Profit Interest to Teryl, for $ 187,500 US ($ 217,819 Cdn) and performing 3,000 feet of drilling on the property, which was done. Fort Knox Venture assumed all of the Company's liabilities and obligations under the Stepovich lease pursuant to an assignment dated May 29, 1992.

SUMMARY OF MINING PROPERTIES:

PROPERTY COSTS:
	Bal. - Aug	Changes	Balance	Changes	Balance
	& May 31/01	2002	May 31/02	In Quarter	Aug 31/02
Silverknife	1		1		1
Amad - lapsed	1	(1)	-		-
West Ridge	116,189		116,189		116,189
Gil Venture	31,127		31,127		31,127
Stepovich Lease	9,381	-	9,381	-	9,381
	156,699	(1)	156,698	-	156,698

DEFERRED EXPLORATION AND DEVELOPMENT:
Silverknife - inactive		2,268
Silverknife - inactive		(2,268)	-		-
Fish Creek				2,409	2,409
West Ridge	244,902	1,284	246,186	1,884	248,070
Gil Venture	1,299,592	82,650	1,382,242	4,718	1,386,960
Stepovich Lease	1,001	-	1,001	-	1,001
	1,545,495	83,934	1,629,429	9,011	1,638,440

. . . 6

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 6
For the Three Months Ended August 31, 2002 and Year Ended May 31, 2002

8.	INCOME TAXES AND EARNINGS PER SHARE:

Since the Company has Canadian income tax losses of approximately $ 1,008,243 available to reduce future taxable income until the year 2009, no figures have been presented for deferred income taxes. The Company has Canadian exploration and development expenditures of $ 1,116,326 available to reduce future taxable income from mineral properties. The Company estimates it will be liable for approximately $ 854 ($ 548 US) income and capital taxes to the State of Texas, USA, in respect to its oil and gas well income.

Under "flow-through" issuances, the Company entered into agreements with contributors to expend certain proceeds from the issuances of its shares on exploration and development work on its mineral property interests which would "flow-through" to the contributors as Canadian Exploration Expenditures, which are deductible for income tax purposes. In prior years., the Company received $ 533,801 of "flow-through" funds, which were expended on "eligible work" on its mineral property interests and renounced eligible expenditures incurred by it in respect thereto, these expenditures are not available to the Company for income tax purposes.

Basic earnings (loss) per share are calculated using the weighted daily average number of common shares outstanding for the year as presented on the consolidated statement of operations.

9.	DEBENTURE PAYABLE:

Pursuant to various agreements the Company agreed to issue a convertible debenture for $ 150,000 to Keltic Bryce Enterprises Inc., subject to regulatory approval. The original agreement dated September 1, 1991 was approved. However, an amendment requested by Keltic Bryce, which resulted in the withdrawal of the original agreement, increasing the number of units and decreasing the share and warrant prices, did not subsequently receive approval and the debenture is not convertible under existing regulatory policy.

Interest of $ 17,834 was accrued to August 31, 2002 (2001 - $ 18,137) and interest of $ 14,130 was accrued to May 31, 2002 (2001 - $ 14,433). Teryl paid Keltic Bryce $ 15,000 interest on December 14, 2001.

After various disputes Teryl Resources Corp., Teryl, Inc. and Keltic Bryce Enterprises Inc. were negotiating a Settlement Agreement to repay Keltic Bryce the $ 150,000 loan and all accrued interest as full settlement of the Debenture.

10.	ADVANCES FROM RELATED COMPANIES consist of:

	August 31,	August 31,	May 31,	May 31,
	2002	2001	2002	2001
Access Information Systems Inc.	24,817	24,979	24,715	24,979
JGR Petroleum Inc.	92,697	65,932	80,765	64,722
LinuxWizardry Systems, Inc. (See Note 4)	-	265	265	-
Rainbow Network	47,001	43,172	43,170	43,172
Reg Technologies Inc.	1,782	(1,979)	4,568	(1,979)
REGI US, Inc.	-	800	-	800
Sovo Computer Centre	6,300	-	3,600	-
SMR Investments Ltd.	237,459	185,147	228,484	171,023
	410,056	318,316	385,567	302,717

The advances from related companies bear no interest and have no fixed repayment terms.

. . . 7

Teryl Resources Corp.
Notes to Consolidated Financial Information	Page 7
For the Three Months Ended August 31, 2002 and Year Ended May 31, 2002

11.	CONTINGENCIES AND COMMITMENTS:

See Note 12 below for "Outstanding Commitments to Issue Shares".

In March, 2001, the Company completed an agreement with IBK Capital Corp. to endeavor to raise up to $ 1,000,000 on terms and conditions acceptable to the Company. During the May 31, 2002 year IBK was paid $ 12,500 (2001 - $ 16,000) for work done and out of pocket fees. The agreement expired without any capital being raised.

In May, 2002, the Company entered into an agreement with Georgia Pacific Securities to endeavor to raise up to $ 1,000,000 in equity financing and was paid $ 4,000 as a non-refundable financing fee.

12.	SHARE CAPITAL:

Authorized Share Capital consists of:

Common Shares - voting No Par Value	100,000,000

Preferred Shares - non-voting $ 1 Par Value	5,000,000

105,000,000

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of these financial statements. At the Annual General Meeting held in November, 2000, it was resolved to increase the Common shares to 100,000,000, which was completed during the Augst 31, 2002 period.

Issued Share Capital - Common - consists of the following:

FOR CASH:

	No. of Shares	Amount
		$
Total Issued for Cash at May 31, 2000	18,633,174	5,062,288
Periods Ended May and August 31, 2001 and 2002:
Shares issued	-	-
Total Issued for Cash at August & May 31, 2001
and August & May 31, 2002	18,633,174	5,062,288
FOR MINERAL PROPERTY INTERESTS:
Total Issued for Mineral Property
to August & May 31, 2001 and 2002	2,497,359	604,659
FOR DEBT, EXTENSIONS AND SUBSIDIARY:
Total Issued for Debt, Extensions and Subsidiary
to August & May 31, 2001 and 2002	1,902,705	353,480
TOTAL SHARES ISSUED AT AUGUST 31 AND
MAY 31, 2001 AND 2002	23,033,238	6,020,427

. . . 8

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 8
For the Three Months Ended August 31, 2002 and Year Ended May 31, 2002

12.	SHARE CAPITAL (Continued):

Outstanding Commitments to Issue Shares:

At August 31, 2002, the following commitments to issue shares were outstanding:

	No. of		Expiry
Type of Commitment	Shares	Price	Date
Senior Officer's Option	50,000	0.15	Nov. 16/03
Director's Option	500,000	0.15	Mar. 17/04
Director's Option	1,000,000	0.15	Apr. 22/07
Employee's Option	25,000	0.15	Apr. 22/07
	1,575,000

On September 12, 2000, the Company granted a Director s stock option to J. Robertson for 1,000,000 shares at a price of $ 0.24 for a period of five years. On October 11, 2000, the Company granted a Employee s stock option to S. Foster for 25,000 shares at a price of $ 0.24 for a period of five years. These options were renegotiated on April 22, 2002 to reduce the price per share to $ 0.15 and the term was increased to five years from the date of renegotiation.

See Note 14 Subsequent Events for details on a Private Placement and Stock Option after August 31, 2002.

13.	RELATED PARTY TRANSACTIONS:

International Diamond Syndicate Ltd. (IDS) is a 40% subsidiary of Teryl, formed to conduct joint mineral property exploration and development with Berkshire International Mining Ltd. and Geodex Minerals Ltd. See Notes 3 and 4 above re advances to and investment in IDS written down in 2000 and see below regarding agreement with BHP Diamonds Inc.

Reg Technologies Inc. is a public company which shares office facilities and staff, several directors and participates in Joint Ventures with the Company. See Note 7A in respect to the property that is operated as a Joint Venture with Reg. See Note 10 re advances to or from Reg.

SMR Investments Ltd. is a private company which is controlled by an officer of the Company who has significant influence on the affairs of the companies. Under a management contract with SMR Investments Ltd. the Company agreed to pay $ 2,500 per month for management services. The Company paid to SMR management fees totaling $ 7,500 in the periods ended August 31, 2002 and August 31, 2001 and $30,000 during the years ended May 31, 2002 and May 31, 2001. SMR also was paid for secretarial services and rent in the amounts of $ 1,500 for the August 31, 2001 period and $ 4,000 for the May 31, 2002 year (May 31, 2001 year - $ 18,000 ). See Note 7A regarding mineral property transactions with SMR. See Note 10 re advances from SMR.

The Company holds 15,880 shares of LinuxWizardry System Inc., US a public company controlled by an officer of the Company, as described in Note 4. See Notes 3 and 10 re LinuxWizardry advances. See Note 7B regarding mineral property transactions with Linux.

Consulting and legal services fees amounting to $ 1,965 were paid to Nodanis Consulting in the 2001 year, operated by D. Moroney, the former Secretary of the company. Administration consulting fees of $ 1,000 were paid during the August 31, 2002 period (2001 - $ 1,531) and $ 3,568 during the May 31, 2002 year (2001 - $3,015) to J. Lorette, Vice- President of the company.

. . . 9

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 9
For the Three Months Ended August 31, 2002 and Year Ended May 31, 2002

13.	RELATED PARTY TRANSACTIONS (Continued):

Office rent amounting to $ 2,700 for the period ended August 31, 2002 and $ 7,200 for the year ended May 31, 2002 was paid or deemed paid to Sovo Computer Centre, a private company which is controlled by an Officer of the Company who has significant influence on the affairs of the companies.

On September 5, 2001, the Company s 40% Subsidiary, International Diamond Syndicate Ltd. along with Major General Resources Ltd. and Southern Era Resources Ltd. (MIS Group), entered into an mineral property option agreement with BHP Diamonds Inc. on the MIS Group s Misty Lake claims located in the Northwest Territories. BHP will perform specific exploration work on the property and if a new discovery of kimberlite is detected, BHP will be immediately vested with a 35% interest in the property. BHP may increase its interest up to 51% by completing a 200 tonne mini-bulk sample test on any one kimberlite for diamond content and valuation. MIS Group is planning on a Phase II exploration program estimated to cost approximately $ 225,000 US for the 2003 year.

14.	SUBSEQUENT EVENTS:

See the "Outstanding Commitments to Issue Shares" section at the end of Note 12 for information on commitments to issue shares after the balance sheet date.

On September 23, 2002, the Company granted a stock option to an employee to purchase up to 25,000 common shares at a price of $ 0.15 for a five year period. On November 25, 2002, the Company granted a stock option to an employee to purchase up to 200,000 common shares at a price of $ 0.15 for a five year period.

On November 27, 2002, the Company s directors passed a resolution to request a name change to Teryl Gold Inc. to be presented at the next annual general shareholders meeting.

On December 11, 2002, the Company issued 1,000,000 units of capital stock at a price of $ 0.10 per unit, pursuant to a Private Purchase agreement, to net the treasury $ 150,000. Each unit consists of one common share and one share purchase warrant exercisable within the first year for $ 0.12 and $ 0.15 in the second year per common share. At August 31, 2002, subscriptions of $ 40,550 had been received.

On December 16, 2002, the Company issued 200,000 common shares to LinuxWizardry Systems, Inc. pursuant to the Fish Creek mineral claims agreement described in Note 7B.

15.	TERYL, INC. TRANSACTIONS (100% US Subsidiary):

See Note 2 re consolidation of Teryl, Inc. within these statements and see Notes 7D, 7E & 7F regarding mineral claim properties, exploration and development and option agreements.

In 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $ 0.15 US and subscriptions of $ 146,044 ($ 96,750 US) were received by November 19, 1999. Since the offering was not fully subscribed, the Companies have been negotiating with LinuxWizardry, Inc. (see Note 13) to issue its shares to the subscribers for which Linux would receive Teryl, Inc. shares in return, subject to regulatory approvals.